October 14, 2021

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission

100 F Street, NE

Washington D.C. 20549

Attention:	Wei Lu Ethan Horowitz

Re:	Under Armour, Inc. Form 10-K for the Fiscal Year Ended December 31, 2020 Filed February 24, 2021 File No. 001-33202

Ladies and Gentlemen:

Under Armour, Inc. (“we”, “our”, “Under Armour” or the “Company”) is responding to the comments of the Staff of the Securities and Exchange Commission (the “SEC”) in its letter dated September 23, 2021 regarding our Form 10-K for the fiscal year ended December 31, 2020 (the “Form 10-K”). To assist in your review, we have included the Staff’s comments below prior to our responses.

Form 10-K for the Fiscal Year Ended December 31, 2020

General

Comment 1.	We note that you provided more expansive disclosure in your CSR report than you provided in your SEC filings. Please advise us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provided in your CSR report.

Response 1.

The Company firmly believes in the importance of sustainability in becoming a stronger, more resilient company over the long term. As noted in the Company’s Proxy Statement for the 2021 Annual Meeting of Stockholders filed with the SEC on March 16, 2021, the Company’s corporate strategy is based on responsible business practices, including a commitment to sustainability and human rights. More information regarding the Company’s current sustainability initiatives, including climate change, is available on the Company’s website at https://about.underarmour.com/community/sustainability.

As part of these efforts, the Company published a 2017 report titled “Sustainability at Under Armour,” which is currently available on the Company’s website (the “2017 Report”). The Company respectfully acknowledges that the report contained more expansive climate-related disclosures than what was disclosed in the Form 10-K. The 2017 Report was intended to communicate to investors, employees, suppliers and other stakeholders the Company’s commitment to sustainability and human rights. Accordingly, the disclosures included in the 2017 Report address an array of matters of varying degrees of importance to a broad set of stakeholders, which matters are not necessarily material to warrant inclusion in the Form 10-K. As noted in the 2017 Report, during the fiscal year ended December 31, 2014, the Company began a materiality assessment process aligned with the Global Reporting Initiative G4 framework (the “GRI framework”), which was a process distinct from materiality assessments for purposes of the federal securities laws and was still ongoing at the time the Company published the 2017 Report. The 2017 Report outlined the Company’s sustainability mission and noted key areas of strategic engagement on numerous topics, including “Energy, Emissions, Water and Waste,” which were identified as potentially material under the GRI framework. The Company provided a summary of specific initiatives to reduce emissions in connection with its owned and leased headquarters, distribution facilities and North American brand and factory house stores. The Company also discussed efforts to reduce waste impacts related to its products.

In comparison, the disclosures in the Form 10-K were guided primarily by compliance with the requirements of SEC rules and regulations applicable to the Company. Specifically, in evaluating whether to include the climate-related disclosures from the 2017 Report in the Form 10-K or other SEC filings, the Company considered the disclosure requirements of Regulation S-K (including Items 101, 103, 105 and 303), as well as whether the information constituted “material information…as may be necessary to make the required statements, in the light of the circumstances under which they were made, not misleading” pursuant to Rule 12b-20 of the Securities Exchange Act of 1934. The Company further considered relevant Interpretive Releases, including Guidance Regarding Disclosure Related to Climate Change (Release No. 34-61469) (the “2010 Interpretive Guidance”) and Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations (Release No. 34-48960) (the “MD&A Interpretive Guidance”).

While the initiatives identified in the 2017 Report were strategically important to the Company’s overall sustainability program at the time the report was published, the Company did not and currently does not believe these initiatives rise to the level of materiality under the SEC’s rules, regulations and interpretive guidance noted above, either qualitatively or quantitatively. The initiatives identified in the 2017 Report and to date have not required material capital expenditures or operating expenses nor caused significant operational challenges or risks to the Company’s business or results of operations. As the Company’s investments and operational efforts to address emissions and climate change continue to evolve, the Company will continue to evaluate its disclosures in its future SEC filings based on the rules, regulations and interpretive guidance noted above, and will update its disclosures as required.

Risk Factors, page 12

Comment 2. Disclose any material litigation risks related to climate change and the potential impact to the company.

Response 2.

The Company respectfully acknowledges the Staff’s comment and notes that the Company is not aware of any material litigation risks related to climate change applicable to the Company for the periods reported in the Form 10-K, or up to and including the date of this letter. However, the Company notes the following disclosures included within Item 1A. “Risk Factors” in the Form 10-K related to climate change:

•

Page 14 – The risk factor titled “Our financial results and ability to grow our business may be negatively impacted by global events beyond our control” identifies specific risks that could negatively impact consumer spending or the operations of the Company or its business partners including “extreme weather conditions…the imposition of new laws and regulations…as well as rules and regulations regarding climate change.”

•

Page 15 – The risk factor titled “If we are unable to anticipate consumer preferences, successfully develop and introduce new, innovative and updated products or engage our consumers, or if consumer preferences shift away from performance products, our sales, net revenues and profitability may be negatively impacted” addresses the importance of sustainability on consumer preferences and the risk that the Company may not effectively anticipate and respond to consumer preferences and the negative impact this could have on the Company’s results of operations. Specifically, the risk factor states that “consumers are increasingly focused on the environmental and social policies of brands, including the sustainability of the products sold” and “if we are unable to effectively anticipate and respond to consumer preferences” as a result of this or the other factors identified therein, “our brand image could be negatively impacted, and our sales, net revenues and profitability may be negatively impacted.”

The Company further notes that page 24 includes risks specifically related to litigation in the risk factor titled “We are the subject of a number of ongoing legal proceedings that have resulted in significant expense, and adverse developments in our ongoing proceedings and/or future legal proceedings could have a material adverse effect on our business, reputation, financial condition, results of operations or stock price.” The Company believes this risk factor appropriately addresses all known material litigation risks.

While the Company has not been involved in any significant litigation related to climate change, the Company will continue to monitor and evaluate any potential material litigation risks related to climate change and will disclose such matters in its future SEC filings accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31

Comment 3.	To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:

• Decreased demand for goods that produce significant greenhouse gas emissions or are related to carbon-based energy sources;

• Increased demand for goods that result in lower emissions than competing products; and

• Increased competition to develop innovative new products that result in lower emissions.

Response 3.

The Company respectfully acknowledges the Staff’s comment. The Company believes that considering sustainability in aspects such as the development, production and distribution of apparel, footwear and accessories is important as sustainability is a growing area of consumer focus and action on climate change is an increasing area of focus for companies across the consumer-packaged goods sector. In the ordinary course of business, the Company evaluates consumer insights gained, which may include matters relating to sustainability and the use of sustainable products. The Company has publicly stated its long-term commitment to minimizing its environmental footprint and seeks to apply this mindset in its day-to-day approach in managing the product lifecycle. The Company has also joined the Sustainable Apparel Coalition to assess and help reduce negative environmental impacts, and positively affect the people and communities across the Company’s value chain.

When reviewing the Company’s business activities and considering whether the changes in consumer preferences constitute a known trend for purposes of the Company’s MD&A disclosures in the Form 10-K, consistent with the MD&A Interpretive Guidance, the Company considered financial, operational and other information known to management, and whether these trends had, or were reasonably likely to have, a material impact on the Company’s liquidity, capital resources or results of operations. While sustainability practices, including those related specifically to climate change, have increasingly become, and are expected to remain, an area of consumer and business focus, the Company has not experienced a measurable impact on the demand for its products due to climate-related changes in consumer preferences or regulation and to date, such sustainability-related business activities have not had, and for the periods reported in the Form 10-K were not reasonably likely to have, a material impact on the Company’s liquidity, capital resources or results of operations. The Company expects to continue investing in innovative processes, materials and technologies to reduce negative environmental impacts in line with its sustainability strategy and publicly made commitments, as well as in response to consumer preferences. The Company commits to disclose such matters, if material, in its future SEC filings accordingly. However, as of the date of the Form 10-K, neither the Company’s investments related to climate change nor climate-related trends in consumer preferences were reasonably likely to have a material impact on the Company’s liquidity, capital resources or results of operations.

In addition, as noted in Response 2 above, the Company disclosed in Item 1A. “Risk Factors” in the Form 10-K the importance of sustainability on consumer preferences. Consistent with the 2010 Interpretive Guidance and the MD&A Interpretive Guidance, the Company will continue to evaluate these risks and opportunities, as well as the direct and indirect consequences of sustainability-related trends, in preparing its risk factors and MD&A disclosures for future reporting periods.

Comment 4.	If material, discuss the significant physical effects of climate change on your operations and results. This disclosure may include the following:

• Quantification of material weather-related damages to your property or operations; and

• Any weather-related impacts on the cost or availability of insurance.

Response 4.

The Company respectfully acknowledges the Staff’s comment and notes that for the periods reported in the Form 10-K, and to date, the Company has not experienced any material physical or operational disruptions related to severe weather or climate change. The Company’s physical properties include its corporate headquarters, distribution facilities and brand and factory house stores (see Item 2. Properties of the Form 10-K). While in the ordinary course of business, individual properties may experience severe weather conditions, such as heavy snow or rainfall, and natural disasters, such as hurricanes and wildfires, which may interrupt or disrupt operations, no such conditions have led to material physical damages resulting in significant loss of business or resulting in material operational disruption, either individually or in the aggregate for the periods reported in the Form 10-K. In making this determination, the Company considered both quantitative and qualitative factors, including the cost of repairing any damages, the availability of insurance and the operational significance of a particular impacted location.

For the periods reported in the Form 10-K, the Company did not experience any significant weather-related impacts with respect to the cost or availability of insurance. During 2021, the Company’s insurance carriers and brokers have pointed out a rise in natural disasters as one of several reasons for increased premiums throughout the marketplace, agnostic of the industry. However, insurance expense does not constitute a material portion of the Company’s selling, general and administrative expense and the Company does not expect any weather-related impacts on the cost or availability of insurance to be material to the Company.

The Company will continue to monitor these events and disclose any material physical effects of climate change on its financial results and business operations in future filings with the SEC as applicable.

Comment 5.	Please revise your disclosure to identify any material past and/or future capital expenditures for climate-related projects, such as those that reduce your emissions. If material, please quantify these expenditures.

Response 5.

The Company respectfully acknowledges the Staff’s comment and notes the Company has not had any past or planned future capital expenditures for climate-related projects that the Company considers quantitatively or qualitatively material. The Company notes that while many of its property-related capital expenditures incorporate sustainability within the total project design, for example targeting the use of sustainable materials in the building or repair of facilities, only a subset of these expenditures specifically relates to climate change. The Company further notes that none of these capital expenditures have been nor, as of the date of the Form 10-K, were reasonably expected to be material. Additionally, as part of its efforts to reduce greenhouse gas emissions, the Company participates in various climate-related programs that do not require any direct capital expenditures but may involve incurring immaterial operating expenses, such as the purchase of energy and electricity generated from renewable energy sources as part of its regular business expenses or other similar programs initiated by landlords at various leased facilities. The Company will continue to monitor its capital expenditures for climate-related projects and, if material, quantify these expenditures in future filings with the SEC as applicable.

Comment 6.   Quantify any material increased compliance costs related to climate change.

Response 6.

The Company respectfully acknowledges the Staff’s comment and notes that for the periods reported in the Form 10-K, it did not incur any material increased compliance costs related to climate change. In making this determination, the Company considered federal, state and international rules and regulations specifically related to climate change that were in effect and applicable to the Company for the periods reported in the Form 10-K. Furthermore, the Company notes that several foreign jurisdictions have recently adopted rules and regulations requiring increased public transparency and disclosures regarding climate change and other sustainability-related topics. While the Company continues to evaluate and monitor these changing requirements and assess their applicability, as of the date of the Form 10-K, the Company did not reasonably expect to realize material expenses related to these compliance requirements.

If you have any questions, please do not hesitate to call me at (443) 326-1401.

Sincerely,

/s/ Aditya Maheshwari

Aditya Maheshwari

Senior Vice President, Chief Accounting Officer